UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wentworth II, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Fiona Huang
c/o Keating Asia, Inc.
Grand Gateway, Tower 2, Suite 3506
No. 3 Hongqiao Road
Xuhui District
Shanghai, 200030 China
+86 (21) 6113-2270 Ext. 211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Fiona Huang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	___________________________________________________________
	(b)	___________________________________________________________

3.	SEC Use Only ____________________________________________________

4.	Source of Funds (See Instructions) (See item 3)____OO________________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________

6.	Citizenship or Place of Organization ____ Canada__________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ___________ 0________________________________

	8.	Shared Voting Power _____________311,000______________________________________

	9.	Sole Dispositive Power________________0___________________________________

	10.	Shared Dispositive Power _________311,000___________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person_____311,000______________________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11) ______27.8%__________________

14.	Type of Reporting Person (See Instructions) ___IN_______________________________________________________________ ____________________________________________________________________

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Wentworth II, Inc., whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Fiona Huang (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Keating Asia, Inc., Grand Gateway, Tower 2, Unit 3506, No. 3 Hongqiao Road, Xuhui District, Shanghai, 200030 China.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is an employee of Keating Asia, Inc. located at Grand Gateway, Tower 2, Unit 3506, No. 3 Hongqiao Road, Xuhui District, Shanghai, 200030 China.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On September 28, 2007, the Reporting Person received an aggregate of 16,000 shares of Common Stock directly from the Issuer in consideration for services she previously rendered to the Issuer. Such services are valued at $8,000 or $0.50 per share. On September 28, 2007, Luca Toscani, the Reporting Person’s husband, received an aggregate of 133,000 shares of Common Stock directly from the Issuer in consideration for services he previously rendered to the Issuer. Such services are valued at $66,500 or $0.50 per share. Mr. Toscani is the record holder of 295,000 shares of Common Stock, which includes the 133,000 shares of Common Stock he was issued on September 28, 2007. As Mr. Toscani’s wife, the Reporting Person indirectly beneficially owns the 295,000 shares of Common Stock owned by Mr. Toscani.

Item 4. Purpose of Transaction.

The Reporting Person and Mr. Toscani acquired the shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 311,000 shares of Common Stock, representing 27.8% of the outstanding shares of Common Stock (based upon 1,120,000 shares of Common Stock issued and outstanding as of the date hereof.)

(b) The Reporting Person has the shared right to vote and dispose, or direct the disposition, of the 295,000 shares of Common Stock beneficially owned by Mr. Toscani and the Reporting Person.

(c) The 16,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective September 28, 2007. The 133,000 shares of Common Stock reported herein were acquired by Mr. Toscani from the Issuer effective September 28, 2007.

(d) Other than the Reporting Person and Mr. Toscani, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 311,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

    None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2007

/s/ Fiona Huang
Fiona Huang